Exhibit 21 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

   SWVA
   Bancshares, Inc.

                                 September 29, 1997


   Mr. Richard J. Nelson
   LaSalle Capital Management, Inc.
   Suite 500
   350 E. Michigan Avenue
   Kalamazoo, MI 49007

                                  VIA FACSIMILE

   Dear Mr. Nelson:

   On Saturday, you should have received a package sent to your home, using the Federal Express number you gave us, that includes the list of stockholders and excerpts of minutes of meetings that you have requested. However, Mr. Combs provided me today with a copy of a letter dated September 27, 1997 from you that threatens the filing of a lawsuit today and alleges misconduct. Your lawyer, Mr. Craddock, has sent us a letter dated September 26, 1997 that threatens a lawsuit and contains numerous misstatements. Further, your letter dated September 26, 1997 states that we will hear from your attorney again. If you have not received the documents that we said we would send (the same documents available at our office since September 25, 1997), please contact us immediately.

   Mr. Nelson, as we have told you and Mr. Craddock numerous times, you are entitled to certain documents under Virginia law and we are required to make them available to you. We have done that and we do not understand why you and your lawyers are threatening us with lawsuits and alleging misconduct. We have read the sections of the Virginia law that you and your lawyers have cited (Sections 13.1-661, 13.1-770, 13.1-771, 13.1-772 and 13.1-773) but believe you must have other sections you have not told us about. Please show us where we have failed to comply with Virginia law and we will correct it immediately. If you do not have these sections of Virginia law, we will telecopy them to you.

                                 Very truly yours,


                                 /s/ B.L. Rakes
                                 B. L. Rakes
                                 President

   mgs